Saskatchewan Wheat Pool

06017061

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

SUPPL

September 21, 2006

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release regarding the Can-Oat Milling expansion into Barrhead, Alberta. This was filed with the Toronto Stock Exchange and provincial securities commissions.

2. A copy of a news release dated September 20, 2006, regarding the Pool tabling a permanent solution to the pension deficit. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo
for: Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dlw 9/25

For Immediate Release
June 22, 2006

Can-Oat Milling Purchases Oat Processing Facility at Barrhead, Alberta

Can-Oat Milling Inc., a wholly owned subsidiary of Saskatchewan Wheat Pool Inc. (SWP: TSX), today announced the acquisition of the ConAgra Oat Milling facility located in Barrhead, Alberta. The transaction closed today.

Constructed in 1989, the full service facility is organically certified and processes 25,000 metric tonnes of finished oat products such as oat flakes, oat flour and oat bran as well as barley flakes and flour, pot barley and pearl barley. As a result of this acquisition and Can-Oat's current expansion of its Portage la Prairie plant, Can-Oat's total milling capacity will exceed 375,000 metric tonnes annually.

Karl Gerrand, President of Can-Oat Milling said, "We are extremely pleased to complete this acquisition as part of our strategic growth initiatives. The Barrhead facility will bring on-line Can-Oat's third milling operation and its second finishing facility capable of manufacturing flakes, flour and bran. The addition of this mill complements our current expansion project in Manitoba by facilitating immediate entry into the growing organic oat market, while at the same time competitively positioning Can-Oat to supply the west coast and new offshore export markets."

The acquisition also supports product expansion for Can-Oat, which to date has been solely focused on oat processing. The Barrhead facility processes a number of barley-based food products, allowing Can-Oat to expand its product offerings to new and existing customers. Geographical expansion into Alberta improves Can-Oat's strategic position, diversifies its raw material sourcing, and offers opportunities to leverage technologies, expertise and efficiencies throughout its network of processing facilities across Western Canada.

Karl Gerrand, President of Can-Oat Milling added, "Our analysis has been thorough and we are confident that this acquisition will drive value for our organization. It will further enhance our competitive position to take advantage of the increased growth we are seeing in the consumption of grain-based products in today's health conscious consumer market. We look forward to welcoming the Barrhead team into the Can-Oat family. Together, I am confident we will build on Can-Oat's success of consistently providing high quality oat ingredients and value that customers can depend on."

Can-Oat is the largest industrial oat processor in the world. Can-Oat Milling operates two state-of-the-art oat milling facilities in Portage la Prairie, Manitoba and one in Martensville, Saskatchewan. The company is a leading supplier of primary and finished food ingredients, including a full range of oat-based products like old fashioned flakes; quick cooking oats; baby oat flakes; oat bran; oat flour; whole oat groats and steelcut oat groats.

Can-Oat Milling Inc., the general partner of Can-Oat Milling Limited Partnership, is wholly owned by Saskatchewan Wheat Pool Inc., a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers.

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For more information, contact:

Karl Gerrand 204-856-5900
President, Can-Oat Milling

Saskatchewan Wheat Pool Inc.

For Immediate Release
September 20, 2006
Regina, Saskatchewan
Listed: SWP: TSX

POOL TABLES PERMANENT SOLUTION TO PENSION DEFICIT

Saskatchewan Wheat Pool Inc. today tabled a proposed permanent solution to the Grain Services Union to address the Saskatchewan Wheat Pool/Grain Services Union (SWP/GSU) Pension Plan deficit.

The Pool submitted an offer to the Union that would see active employees cease participation in the Defined Benefit Plan and start participation in a Retirement Savings Plan with the current Plan being wound up. The company would fund 50 per cent of the solvency deficit in the current Plan up to a maximum of $20 million. In return, the Union would need to agree that responsibility for the remaining deficit would rest with Plan members and not the Pool. This proposal would be subject to ratification by the Union, approval by the Pool's Board of Directors and approval by appropriate regulatory authorities.

"What we have on the table is of great significance, given the fact that neither the collective agreement with the GSU, the Pension Plan text, nor the spirit or intent of the original agreement requires the Pool to pay solvency deficits," said Mayo Schmidt, President and CEO of the Pool.

Based on a December 31, 2005 actuarial report, the Plan had a $7.9 million going concern surplus and a solvency deficit of $38.8 million. The Plan is jointly sponsored between the Company and the Union, and the contribution rate that the Company makes is negotiated with the Union.

"Through two-years of negotiations with the Union, the Pool has worked hard to find a solution for our employees and pensioners that is fair and reasonable. As a co-sponsor of the Plan, we are certainly willing to do our part, and we believe this offer achieves these goals," said Mr. Schmidt, adding that he expects the GSU will take the proposal to its membership for a vote.

"A resolution to this matter is of paramount importance to all of the Pool's stakeholders, but particularly for our active employees who continue to see their future benefits erode. We look forward to coming to an agreement with Union officials as quickly as possible so that we can resolve this issue and restore confidence and certainty for those affected by this difficult situation," said Mr. Schmidt.

The SWP/GSU Plan, representing approximately 600 active employees and 1400 former employees, is one of five pension plans at the Pool.

Saskatchewan Wheat Pool Inc. is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

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Media Contact:
Susan Cline, Media Relations
Saskatchewan Wheat Pool Inc.
(306) 569-6948
http://www.swp.com/investor.html